**ANGLO AMERICAN**

SEC MAIL PROCESSING SECTION
RECEIVED
APR 11 2005
WASH. D.C. 202

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

05007220

1 April, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of directors' shareholdings dated 1 April 2005.

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

RNS: 5142K.



ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,901,522 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 29 March 2005 | 12,000 |
| 30 March 2005 | 2,684 |
| 31 March 2005 | 18,000 |
| 01 April 2005 | 117,390 |

The Company was advised of these transactions on 01 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
01 April 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,901,522 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 29 March 2005 | 12,000 |
| 30 March 2005 | 2,684 |
| 31 March 2005 | 18,000 |
| 01 April 2005 | 117,390 |

The Company was advised of these transactions on 01 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
01 April 2005

RNS: 5142K.



# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,901,522 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 29 March 2005 | 12,000 |
| 30 March 2005 | 2,684 |
| 31 March 2005 | 18,000 |
| 01 April 2005 | 117,390 |

The Company was advised of these transactions on 01 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
01 April 2005

# ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,901,522 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 29 March 2005 | 12,000 |
| 30 March 2005 | 2,684 |
| 31 March 2005 | 18,000 |
| 01 April 2005 | 117,390 |

The Company was advised of these transactions on 01 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
01 April 2005

RNS: 5142K.



ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,901,522 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 29 March 2005 | 12,000 |
| 30 March 2005 | 2,684 |
| 31 March 2005 | 18,000 |
| 01 April 2005 | 117,390 |

The Company was advised of these transactions on 01 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
01 April 2005